NEWS RELEASE

BIRCH MOUNTAIN FILES APPLICATION TO
CONSTRUCT AND OPERATE LIMESTONE QUARRY

CALGARY, March 22, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") filed an application today with the Natural Resources Conservation Board and Alberta Environment for regulatory approval to construct, operate and reclaim the Muskeg Valley Quarry. The application and supporting Environmental Impact Assessment ("EIA") is for the development of the first stage (the "northern project") of the quarry and associated infrastructure for the production and sale of aggregate.

"This application is a major step that, if approved on a timely basis, will allow Birch Mountain to initiate quarry operations and sale of aggregate later this year," said Doug Rowe, President and CEO of Birch Mountain. Don Dabbs, Vice President and CFO explained, "The northern project quarry is where we will initiate aggregate production within an area of 255 hectares or 630 acres." Dabbs added, "The environmental planning for the project includes a 200 metre set-back to protect the Muskeg River, protection of two significant archaeological sites and a reclamation plan which will, when the project is complete, result in a clearwater quarry lake that will support a diversity of aquatic wildlife and various recreational activities."

The joint application and EIA address the potential environmental and socio-economic impacts associated with the Muskeg Valley Quarry, and meets the requirements set forth in the Natural Resources Conservation Act, the Environmental Protection and Enhancement Act, the Alberta Water Act, and the Alberta Public Lands Act. These requirements were specified in the final Terms of Reference for the EIA issued in 2003 by Alberta Environment.

Birch Mountain has completed the previously announced winter 2004 Muskeg Valley Quarry prefeasibility drill program. Ten holes were drilled, five each in the northern and southern project areas. Nine holes were completed successfully and one was halted above target depth due to drilling difficulties. The nine holes were drilled vertically to the Christina Member of the Waterways Formation and all intersected potentially calcinable limestone of the Middle Quarry Unit ("MQU"). Core from the 2004 drill program was halved by diamond saw in Fort McMurray and is in Birch Mountain's Calgary core lab undergoing detailed logging and sampling.

Although snow cover limited field sampling, Birch Mountain has confirmed that ridges and knolls that underlie a significant proportion of the area of the southern project area comprise potentially calcinable limestone of the Upper Quarry Unit ("UQU"). The UQU was also intersected near the surface in a number of drill holes, but its recovery in core was low. Six 100 Kg samples of the UQU in the southern project area were collected for testing. Core samples and the surface UQU samples will be submitted for aggregate and calcining tests.

Birch Mountain recently released the results of an independent, NI 43-101 technical report on a preliminary assessment of the Muskeg Valley Quarry. The report confirmed that the project contains a substantial limestone resource capable of meeting projected long-term demand of 350,000 tonnes per year of quicklime and 6,900,000 tonnes per of construction and concrete aggregates. The report concluded that with continuing test work and market development, the Muskeg Valley Quarry has the potential to be developed into a major producer of quicklime and aggregate. If these production rates are realized, the Muskeg Valley Quarry would compare favourably with the number one quarry in Aggregate & Roadbuilding Magazine's list of "Canada's 2002 Top 20 Quarries", which produced 4,820,000 tonnes of limestone in 2002.

Over the next eight months Birch Mountain plans to conduct the required environmental, geological and engineering studies on the southern project area to complete regulatory applications for a larger quarry that will support long-term projected aggregate sales and a quicklime plant.

Birch Mountain's technical divisions operate under the direction of Dr. Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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